CLEARVIEW TRADING ADVISORS, INC.

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of June 30, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67501

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/01/21___ AND ENDING ___06/30/22___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Clearview Trading Advisors, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___10 Glenwood Road, Suite 904___
(No. and Street)

___Tenafly___	___NJ___	___07670___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg Ettin	917-741-3974	gettin@clearviewtrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Jennifer Wray CPA PLLC___
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016		6328	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Gregg Ettin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Clearview Trading Advisors, Inc. _____, as of _____ June 30 _____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title: CEO



Notary Public

Thomas J. Calabrese
Notary Public-State of New York
No. 01CA6141338
Qualified in New York County
My Commission Expires Aug 21, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

CLEARVIEW TRADING ADVISORS, INC.

Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To board members of
Clearview Trading Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2022, the related statements of income, changes in shareholders' equity, and cash flows for the year ended June 30, 2022, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2022 and the results of its operations and its cash flows for the year ended June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Clearview Trading Advisors, Inc.'s management. Our responsibility is to express an opinion on Clearview Trading Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearview Trading Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Clearview Trading Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Clearview Trading Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Clearview Trading Advisors, Inc.'s auditor since 2022.

Sugar Land, Texas

October 28, 2022

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS
Current assets

Cash and cash equivalents	$ 526,241
Accounts receivable	171,098
Prepaid expenses	2,222
Total assets	$ 699,561

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities

Accounts payable and accrued expenses	$ 72,514
Commissin payable	390,449
Pending Stock Purchase Agreement liability	200,000
Total current liabilities	662,963

Stockholder's Equity

Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	940,754
Accumulated deficit	(916,656)
Total stockholder's equity	36,598
Total liabilities and stockholder's equity	$ 699,561

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2022

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the "Company") is a C-Corporation incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company was located in New York City through January 31, 2021. Effective that date, the Company moved its operations to Tenafly, New Jersey. Customers are located throughout the United States.

The Company's current membership agreement with FINRA states the firm will operate under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. None of the business activities conducted by the Company during the year ended June 30, 2022 fall under Paragraph (k)(2)(ii). Accordingly, the business activities conducted by the Company during the year ended June 30, 2022 relied upon Footnote 74 of the SEC Release No. 34-70073.

On January 25, 2021 the Company entered a Stock Purchase Agreement with CTA Holdings LLC to sell 95% of the issued and outstanding capital stock of the Company to CTA Holdings LLC. The transaction is contingent upon receiving FINRA approval under Rule 1017 application. As of June 30, 2022, the transaction was pending FINRA approval. See footnote 2 for more information.

(2) Restatement

As part of the Stock Purchase Agreement with CTA Holdings LLC as describe above in footnote 1, the Company recorded additional paid-in capital during the fiscal year ending June 30, 2021 of $250,000, as reported in its annual audit filing for the fiscal year ended June 30, 2021. Subsequently, proper accounting treatment should have reflected this $250,000 additional paid-in capital as a liability until all contingencies of the Stock Purchase Agreement with CTA Holdings, LLC are met. As a result of this change, the Company was deficit with net capital throughout the fiscal year ending June 30, 2022.

(3) Regulatory Event

As part of a 2019 FINRA cycle examination, the Company has signed an Acceptance, Waiver and Consent on September 15, 2022 to settle alleged rule violations related to the Company's previous business line activity of brokerage activities with low priced securities and related anti-money laundering systems and procedures. The Acceptance, Waiver and Consent stipulates a censure and $100,000 fine to the Company. The Acceptance, Waiver and Consent is pending acceptance from FINRA.

(4) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2022.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2022

(4) Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

The Company is subject to routine audits by tax authorities; however, there are currently no audits for any tax periods in progress. The company believes that the tax years 2018 to 2021 may still be subject to income tax examination.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2022 the Company had net capital of $156, which was $(99,844) less than its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of (424796.28%) as of June 30, 2022.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statement
As of and for the Year Ended June 30, 2022

(6) Related Party Transactions

A registered representative of the Company is also a managing director of Net Lease Capital. The Company earned $2,461,115 from Net Lease Capital in private placement fees as shown on the statement of operations for the year ended June 30, 2022.

(7) Subsequent Events

The Company has evaluated subsequent events through October 28, 2022, the date these financial statements were available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statements, except for the following:

On September 7, 2022, the sole existing shareholder made an additional paid-in capital deposit of $150,000.

On September 8, 2022, the sole existing shareholder made an additional paid-in capital deposit of $100,000.

On September 16, 2022, the Company signed an Acceptance, Waiver and Consent with FINRA for a $100,000 fine.